UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: August 31

Date of reporting period: February 28, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

RESEARCH SELECT FUND℠

Semiannual Report February 28, 2003



Equival
Income
Net
Proc
Finan

Long-term growth of capital

potential through a focused portfolio

of U.S. equity investments

Goldman Sachs Asset Management

Goldman Sachs Research Select Fund℠

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

How Is the Goldman Sachs Research Select Fund Constructed?

Through this Fund, investors can access the best research ideas of the Goldman Sachs Value and Growth investment teams.

INVESTMENT OBJECTIVE

Long-term growth of capital by investing in a focused portfolio of U.S. equity investments.



CAPITALIZE ON THE BEST IDEAS IN VALUE AND GROWTH THROUGH A DIVERSIFIED PORTFOLIO

How Do We Construct the Fund?

Large- to Mid-Cap Value
- *150–200 stocks with improving earnings*

Large- to Mid-Cap Growth
- *150–200 stocks with sustainable growth prospects*

- Identify the optimal mix of companies, as well as sector and industry weights
- Monitor and understand total portfolio risk
- Professional and efficient portfolio rebalancing

RESEARCH SELECT FUND

- *40–50 stocks*

Portfolio Results

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Research Select Fund during the six-month reporting period that ended February 28, 2003.

Performance Review

For the six-month period that ended February 28, 2003 the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of -6.01%, -6.12%, -6.31%, -5.77%, and -6.02%, respectively. These returns compare to the -7.29% cumulative total return of the Fund's benchmark, the S&P 500 Index.

As these returns indicate, the equity markets continued to experience weakness during the reporting period. The Fund's negative return was primarily attributable to weakness in both the Producer Goods and Services and Consumer Discretionary groups. Within Producer Goods & Services, the Fund was hurt by the performance of General Dynamics Corp. and Sabre Holdings Corp. With regard to General Dynamics Corp., we recently eliminated the position from the portfolio. After meeting with management and after receiving new information regarding its Gulfstream operation, we felt that portion of the business has not been well managed. We believe that the company should continue to see pricing pressure for both new and used planes, and could face increasing competitive pressures. We were also disappointed in the management team's lack of a better "contingency plan" to account for the weakening Gulfstream business. Within the Consumer Discretionary sector, it was the poor performance of The TJX Companies, Inc. and Wal-Mart Stores, Inc. that detracted from the results. Conversely, the Fund benefited from its holdings in United Technologies Corp. and First Data Corp.

Portfolio Positioning

As of February 28, 2003, the Fund was overweight in the Media, Producer Goods & Services, Consumer Staples, Finance, and Energy sectors, and underweight in Consumer Discretionary, Technology, Utilities, Health Care, and Cyclicals sectors versus the S&P 500 Index.

Portfolio Highlights

While the overall equity markets fell during the reporting period, there were a number of holdings within the Fund's portfolio that performed relatively well.

- **Avon Products, Inc. (Avon)** — Avon is the world's leading direct marketer of cosmetics, toiletries, jewelry, gifts, and fragrances. The investment case for the company rests with its global franchise in direct selling, a low capital-intensive, yet highly profitable business, which generates substantial free cash flow. Serving the emerging markets is central to Avon's growth strategy. Rapidly growing countries in Latin America, Europe and Asia are fertile ground for direct selling due in part to poor distribution infrastructure, reasonable merchandise prices, willing labor forces, and pervasiveness of personal relationship selling.

■ **Family Dollar Stores, Inc. (Family Dollar)** — Family Dollar operates a chain of self-service retail discount stores. The company has been able to produce solid sales growth as well as open new stores throughout the current economic environment. Family Dollar, quite unlike many retail companies, has been able to generate profits from its newest stores. This is accomplished through its ability to set up and run an extremely low-cost business at the outset. Additionally, the company is expanding its business from the east coast to the southwest and California. Family Dollar is also gaining share from department stores. During this period of economic weakness, the company has been benefiting from the shopper's migration to discount retailers.

■ **Univision Communications, Inc. (Univision)** — Univision is the dominant Spanish-language television broadcaster in the U.S. The company is well positioned to take advantage of the changing demographics in the U.S. More specifically, the Hispanic population is growing at 5 times the rate of the non-Hispanic population and is expected to reach 14% of the total U.S. population by 2010. Regulators recently approved Univision's acquisition of the Hispanic Broadcasting Corporation. This merger will combine the leading Spanish-language television broadcaster with the leading Spanish-language radio broadcaster. Each property plans to cross-promote the other in order to increase ratings and thus revenue share within markets.

We thank you for your investment and look forward to earning your continued confidence.

Goldman Sachs Value Team and Goldman Sachs Growth Investment Team

New York, March 14, 2003

Fund Basics

as of February 28, 2003

Assets Under Management

$283.5 Million

Number of Holdings

50

NASDAQ SYMBOLS

Class A Shares

GSRAX

Class B Shares

GSRBX

Class C Shares

GSRCX

Institutional Shares

GSRIX

Service Shares

GSRSX

PERFORMANCE REVIEW

September 1, 2002–February 28, 2003	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	-6.01%	-7.29%
Class B	-6.12	-7.29
Class C	-6.31	-7.29
Institutional	-5.77	-7.29
Service	-6.02	-7.29

[1] *The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The S&P 500 Index (with dividends reinvested) is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/02	Class A	Class B	Class C	Institutional	Service
One Year	-33.06%	-33.13%	-30.31%	-28.82%	-29.17%
Since Inception (6/19/00)	-25.93	-25.71	-24.82	-23.97	-24.33

[3] *The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/28/03[4]

Holding	% of Total Net Assets	Line of Business
Microsoft Corp.	3.7%	Computer Software
First Data Corp.	3.7	Computer Services
Pfizer, Inc.	3.6	Drugs & Medicine
Univision Communications, Inc.	3.4	Broadcasting & Cable/Satellite TV
Viacom, Inc. Class B	3.3	Movies & Entertainment
Clear Channel Communications, Inc.	2.7	Broadcasting & Cable/Satellite TV
Wyeth	2.6	Drugs & Medicine
Eli Lilly & Co.	2.6	Drugs & Medicine
Bank of America Corp.	2.5	Banks
QUALCOMM, Inc.	2.5	Semiconductors/Semiconductor Capital Equipment

[4] *The top 10 holdings may not be representative of the Fund's future investments.*

During the period presented, under normal circumstances, the Fund purchased only equity securities that were included in the Goldman Sachs Global Investment Research Division's U.S. Select List. Certain changes to the Fund's portfolio management team and principal investment strategies became effective on September 23, 2002, as reflected in the Fund's Prospectus. Effective September 23, 2002, the Fund does not invest in equity securities based on the Goldman Sachs Global Investment Research Division's U.S. Select List.

Performance Summary

February 28, 2003 (Unaudited)

The following graph shows the value, as of February 28, 2003, of a $10,000 investment made on June 19, 2000 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Research Select Fund. For comparative purposes, the performance of the Fund's benchmark, the Standard and Poor's 500 Index (with dividends reinvested) (''S&P 500 Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A due to differences in fees and loads.

Research Select Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested June 19, 2000 to February 28, 2003.



Average Annual Total Return through February 28, 2003	Since Inception	One Year	Six Months[a]
Class A (commenced June 19, 2000)			
Excluding sales charges	−24.46%	−24.35%	−6.01%
Including sales charges	−26.03%	−28.51%	−11.17%
Class B (commenced June 19, 2000)			
Excluding contingent deferred sales charges	−25.01%	−24.84%	−6.12%
Including contingent deferred sales charges	−25.85%	−28.59%	−10.82%
Class C (commenced June 19, 2000)			
Excluding contingent deferred sales charges	−25.01%	−24.96%	−6.31%
Including contingent deferred sales charges	−25.01%	−25.71%	−7.25%
Institutional Class (commenced June 19, 2000)	−24.17%	−24.04%	−5.77%
Service Class (commenced June 19, 2000)	−24.52%	−24.39%	−6.02%

(a) Not annualized.

Statement of Investments

February 28, 2003 (Unaudited)

Shares	Description	Value
Common Stocks – 98.0%		
Aerospace & Defense – 1.1%		
53,725	United Technologies Corp.	$ 3,147,211
Apparel/Shoes – 2.1%		
375,350	The TJX Companies, Inc.	6,031,874
Banks – 10.3%		
103,875	Bank of America Corp.	7,192,305
188,100	Citigroup, Inc.	6,271,254
89,700	M&T Bank Corp.	7,088,094
130,075	Mellon Financial Corp.	2,927,988
124,950	Wells Fargo & Co.	5,666,483
		29,146,124
Beverages – 3.4%		
95,975	Anheuser-Busch Companies, Inc.	4,462,837
134,400	PepsiCo, Inc.	5,150,208
		9,613,045
Broadcasting & Cable/Satellite TV – 6.1%		
208,500	Clear Channel Communications, Inc.*	7,612,335
389,100	Univision Communications, Inc.*	9,638,007
		17,250,342
Commercial Services – 2.4%		
445,650	Accenture Ltd.*	6,836,271
Computer Hardware – 3.1%		
190,400	Dell Computer Corp.*	5,133,184
497,800	EMC Corp.*	3,678,742
		8,811,926
Computer Services – 4.4%		
299,000	First Data Corp.	10,360,350
128,500	Sabre Holdings Corp.*	2,127,960
		12,488,310
Computer Software – 5.9%		
130,600	Intuit, Inc.*	6,206,112
444,700	Microsoft Corp.	10,539,390
		16,745,502
Drugs & Medicine – 10.8%		
128,200	Eli Lilly & Co.	7,250,992
110,400	Johnson & Johnson	5,790,480
342,450	Pfizer, Inc.	10,211,859
208,500	Wyeth	7,349,625
		30,602,956
Financials – 9.0%		
89,300	Fannie Mae	5,724,130
92,175	Freddie Mac	5,037,364
129,700	T. Rowe Price Group, Inc.	3,335,884
638,000	The Charles Schwab Corp.	5,040,200
89,125	XL Capital Ltd.	6,322,527
		25,460,105

Shares	Description	Value
Common Stocks – (continued)		
Foods – 1.7%		
88,000	Wm. Wrigley Jr. Co.	$ 4,719,440
Household/Personal Care – 4.0%		
102,425	Avon Products, Inc.	5,326,100
72,000	The Procter & Gamble Co.	5,893,920
		11,220,020
Insurance – 2.3%		
174,125	RenaissanceRe Holdings Ltd.	6,456,555
Manufacturing – 1.9%		
76,750	American Standard Companies, Inc.*	5,258,143
Movies & Entertainment – 8.8%		
241,500	AOL Time Warner, Inc.*	2,733,780
157,275	Fox Entertainment Group, Inc.*	4,203,961
553,900	Liberty Media Corp.*	5,090,341
356,260	Metro-Goldwyn-Mayer, Inc.*	3,566,162
250,500	Viacom, Inc. Class B*	9,301,065
		24,895,309
Networking Telecom Equipment – 1.8%		
373,001	Cisco Systems, Inc.*	5,214,554
Oil & Gas – 5.2%		
45,475	Apache Corp.	2,968,608
115,825	ConocoPhillips	5,872,328
139,450	Murphy Oil Corp.	6,000,533
		14,841,469
Other Consumer Discretionary – 1.2%		
284,100	Cendant Corp.*	3,497,271
Other Energy – 2.2%		
182,044	BJ Services Co.*	6,256,852
Publishing – 0.6%		
79,900	Valassis Communications, Inc.*	1,820,122
Retailing – 3.3%		
103,400	Family Dollar Stores, Inc.	2,917,948
131,900	Wal-Mart Stores, Inc.	6,339,114
		9,257,062
Semiconductors/Semiconductor Capital Equipment – 2.5%		
205,600	QUALCOMM, Inc.*	7,109,648
Specialty Chemicals – 1.6%		
86,350	Praxair, Inc.	4,563,598
Tobacco – 2.3%		
227,425	UST, Inc.	6,556,663
TOTAL COMMON STOCKS **(Cost $271,762,044)**		$277,800,372

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 2.4%			
Joint Repurchase Agreement Account II^			
$ 6,900,000	1.38%	03/03/2003	$ 6,900,000
Maturity Value: $6,900,794			
TOTAL REPURCHASE AGREEMENT			
(Cost $6,900,000)			$ 6,900,000
TOTAL INVESTMENTS			
(Cost $278,662,044)			$284,700,372

*   Non-income producing security.

∧   Repurchase agreement was entered into on February 28, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Statement of Assets and Liabilities
February 28, 2003 (Unaudited)

Assets:	
Investment in securities, at value (identified cost $278,662,044)	$ 284,700,372
Cash	171,391
Receivables:	
Dividends and interest	370,555
Fund shares sold	65,137
Other assets	3,472
Total assets	285,310,927

Liabilities:	
Payables:	
Fund shares repurchased	1,238,926
Amounts owed to affiliates	451,848
Accrued expenses	84,844
Total liabilities	1,775,618

Net Assets:	
Paid-in capital	788,722,282
Accumulated net investment loss	(1,459,793)
Accumulated net realized loss on investment and futures transactions	(509,765,508)
Net unrealized gain on investment transactions	6,038,328
NET ASSETS	$ 283,535,309
Net asset value, offering and redemption price per share:[a]	
Class A	$4.69
Class B	$4.60
Class C	$4.60
Institutional	$4.74
Service	$4.68
Shares outstanding:	
Class A	20,968,250
Class B	26,945,243
Class C	12,614,100
Institutional	683,412
Service	2,262
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	61,213,267

(a) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares is $4.96. At redemption, Class B and C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statement of Operations

For the Six Months Ended February 28, 2003 (Unaudited)

Investment income:	
Dividends	$ 1,782,203
Interest (Including securities lending income of $1,737)	28,252
Total income	1,810,455

Expenses:	
Management fees	1,620,943
Distribution and Service fees[a]	1,176,886
Transfer Agent fees[b]	304,943
Custodian and accounting fees	61,615
Professional fees	42,872
Registration fees	20,901
Trustee fees	1,957
Service Share fees	27
Other	98,505
Total expenses	3,328,649
Less — expense reductions	(58,401)
Net expenses	3,270,248
NET INVESTMENT LOSS	(1,459,793)

Realized and unrealized gain (loss) on investment and futures transactions:	
Net realized loss from:	
Investment transactions	(56,588,066)
Futures transactions	(1,712,001)
Net change in unrealized gain (loss) on:	
Investments	38,808,522
Futures	812,110
Net realized and unrealized loss on investment and futures transactions	(18,679,435)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ (20,139,228)

(a) Class A, Class B and Class C Shares had Distribution and Service fees of $141,273, $695,537, and $340,076, respectively.
(b) Class A, Class B, Class C, Institutional Class and Service Class Shares had Transfer Agent fees of $107,367, $132,152, $64,615, $807 and $2, respectively.

Statements of Changes in Net Assets

	For the Six Months Ended February 28, 2003 (Unaudited)	For the Year Ended August 31, 2002
From operations:		
Net investment loss	$ (1,459,793)	$ (6,037,069)
Net realized loss from investment and futures transactions	(58,300,067)	(249,450,470)
Net change in unrealized gain (loss) on investments and futures	39,620,632	59,230,864
Net decrease in net assets resulting from operations	(20,139,228)	(196,256,675)
From share transactions:		
Proceeds from sales of shares	5,071,531	33,458,317
Cost of shares repurchased	(68,193,790)	(265,286,752)
Net decrease in net assets resulting from share transactions	(63,122,259)	(231,828,435)
TOTAL DECREASE	(83,261,487)	(428,085,110)
Net assets:		
Beginning of period	366,796,796	794,881,906
End of period	$283,535,309	$ 366,796,796
Accumulated net investment loss	$ (1,459,793)	$ —

 The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

February 28, 2003 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Research Select Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes and reclaims where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Dividends and distributions to shareholders are recorded on the ex-dividend date. Income and capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual fund of the Trust are allocated to the Fund on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Each class of shares of the Fund separately bears its respective class-specific Transfer Agency fees.

E. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

F. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Fund, including accrued interest, is required to equal or exceed the

Notes to Financial Statements (continued)

February 28, 2003 (Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES

value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians under triparty repurchase agreements.

3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Fund. Under the Agreement, the investment adviser, subject to the general supervision of the Trust's Board of Trustees, manages the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, the investment adviser is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 1.00% of the average daily net assets of the Fund.

The investment adviser has voluntarily agreed to limit certain ''Other Expenses'' of the Fund (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, 0.06% of the average daily net assets of the Fund.

For the six months ended February 28, 2003, the investment adviser reimbursed approximately $58,100. In addition, the Fund has entered into certain offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the six months ended February 28, 2003, custody fees were reduced by approximately $300.

The Trust, on behalf of the Fund, has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to receive a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Fund's average daily net assets attributable to Class B and Class C Shares.

Goldman Sachs serves as the distributor of shares of the Fund pursuant to Distribution Agreements. Goldman Sachs may retain a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the six months ended February 28, 2003, Goldman Sachs has advised the Fund that it retained approximately $7,200 and $200 from Class A and Class B Shares, respectively, and did not retain any amounts from Class C Shares.

Goldman Sachs also serves as the Transfer Agent of the Fund for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis), of the average daily net asset value of the Service Shares.

For the six months ended February 28, 2003, the amounts owed to affiliates were approximately $222,000, $161,000, $42,000 and $27,000 for Management, Distribution and Service, Transfer Agent fees and over reimbursement of ''Other Expenses'' respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments and futures transactions) for the six months ended February 28, 2003, were $316,254,629 and $371,787,325, respectively.

For the six months ended February 28, 2003, Goldman Sachs earned approximately $852,000 in brokerage commissions from portfolio transactions, including futures transactions executed on behalf of the Fund.

Futures Contracts — The Fund may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they traded. Upon entering into a futures contract, the Fund is required to deposit with a broker or the Fund's custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Fund daily, depending on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Fund realizes a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involves, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Fund's hedging strategies and potentially result in a loss.

At February 28, 2003, the Fund did not have any open futures contracts.

5. SECURITIES LENDING

Pursuant to exemptive relief granted by the Securities and Exchange Commission (''SEC'') and the terms and conditions contained therein, the Fund may lend its securities through its securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. The loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Fund bears the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Fund and BGA receive compensation relating to the lending of the Fund's securities. The amount earned by the Fund for the six months ended February 28, 2003 is reported parenthetically on the Statement of Operations. For the six months ended February 28, 2003, BGA earned approximately $300 in fees as securities lending agent. The Fund invests the cash collateral received in connection with securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware statutory trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 and is managed by GSAM, for which GSAM receives an investment advisory fee. The Enhanced Portfolio invests in high quality money market instruments. The Fund bears the risk of incurring a loss from the investment of cash collateral due to either credit or market factors. While there was lending activity during the six months ended February 28, 2003, there were no loans outstanding as of February 28, 2003.

6. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires the Fund to pay a fee based on the amount of the commitment, which has not been utilized. During the six months ended February 28, 2003, the Fund did not have any borrowings under this facility.

Notes to Financial Statements (continued)

February 28, 2003 (Unaudited)

7. JOINT REPURCHASE AGREEMENT ACCOUNT

The Fund, together with other registered investment companies having management agreements with GSAM or its affiliates, transfers uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At February 28, 2003, the Fund had an undivided interest in the following Joint Repurchase Agreement Account II which equaled $6,900,000 in principal amount. At February 28, 2003, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Bank of America Securities LLC	$ 500,000,000	1.37%	03/03/2003	$ 500,057,083
Bank of America Securities LLC	2,000,000,000	1.38	03/03/2003	2,000,230,000
Barclays Capital PLC	1,000,000,000	1.38	03/03/2003	1,000,115,000
Credit Suisse First Boston Corp.	1,000,000,000	1.39	03/03/2003	1,000,115,833
Deutsche Bank Securities, Inc.	2,000,000,000	1.37	03/03/2003	2,000,228,333
Greenwich Capital Markets	1,000,000,000	1.39	03/03/2003	1,000,115,833
J.P. Morgan Chase & Co., Inc.	1,750,000,000	1.38	03/03/2003	1,750,201,250
UBS Warburg LLC	2,199,400,000	1.38	03/03/2003	2,199,652,931
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$11,449,400,000			$11,450,716,263

8. ADDITIONAL TAX INFORMATION

As of the Fund's most recent fiscal year end, August 31, 2002, the Fund's capital loss carryforward and certain timing differences on a tax basis were as follows:

	Research Select Fund
Timing differences (post October Losses)	$(169,323,054)
Capital loss carryforward	(266,628,231)
Capital loss carryforward years of expiration	2009-2010

At February 28, 2003, the Fund's aggregate security unrealized gains and losses based on a cost for U.S. federal income tax purposes was as follows:

	Research Select Fund
Tax Cost	$294,988,310
Gross unrealized gain	19,677,241
Gross unrealized loss	(9,389,303)
Net unrealized security gain (loss)	$(10,287,938)

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

9. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Six Months Ended February 28, 2003 (Unaudited)	
	Shares	Dollars
Class A Shares		
Shares sold	381,488	$ 1,891,658
Shares repurchased	(5,434,000)	(26,457,740)
	(5,052,512)	(24,566,082)
Class B Shares		
Shares sold	355,787	1,733,028
Shares repurchased	(4,694,945)	(22,408,625)
	(4,339,158)	(20,675,597)
Class C Shares		
Shares sold	289,639	1,404,945
Shares repurchased	(3,660,519)	(17,539,306)
	(3,370,880)	(16,134,361)
Institutional Shares		
Shares sold	8,320	41,900
Shares repurchased	(363,159)	(1,788,119)
	(354,839)	(1,746,219)
NET DECREASE	(13,117,389)	$(63,122,259)

Notes to Financial Statements (continued)

February 28, 2003 (Unaudited)

9. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity is as follows:

	For the Year Ended August 31, 2002	
	Shares	Dollars
Class A Shares		
Shares sold	2,023,229	$ 12,879,309
Shares repurchased	(19,071,784)	(117,228,155)
	(17,048,555)	(104,348,846)
Class B Shares		
Shares sold	1,931,321	12,374,385
Shares repurchased	(13,946,688)	(82,865,856)
	(12,015,367)	(70,491,471)
Class C Shares		
Shares sold	1,114,093	7,062,464
Shares repurchased	(9,300,204)	(55,696,340)
	(8,186,111)	(48,633,876)
Institutional Shares		
Shares sold	174,181	1,139,159
Shares repurchased	(1,539,209)	(9,496,401)
	(1,365,028)	(8,357,242)
Service Shares		
Shares sold	471	3,000
Shares repurchased	—	—
	471	3,000
NET DECREASE	(38,614,590)	$(231,828,435)

10. SUBSEQUENT EVENTS

In March 2003, Goldman Sachs Funds Management, L.P. (''GSFM''), a subsidiary of The Goldman Sachs Group, Inc., was named Goldman Sachs Asset Management, L.P. (''GSAM LP''), and in April 2003, GSAM LP assumed Goldman Sachs' investment advisory responsibilities under its Agreement with the Trust on behalf of the Fund. The fees payable under the Agreement, and the personnel who manage the Fund, did not change as a result of GSAM LP'S assumption of responsibilities.

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations		
		Net investment loss[c]	Net realized and unrealized gain (loss)	Total from investment operations
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)				
2003 - Class A Shares	$ 4.99	$(0.01)	$(0.29)	$(0.30)
2003 - Class B Shares	4.90	(0.03)	(0.27)	(0.30)
2003 - Class C Shares	4.91	(0.03)	(0.28)	(0.31)
2003 - Institutional Shares	5.03	—[d]	(0.29)	(0.29)
2003 - Service Shares	4.98	(0.01)	(0.29)	(0.30)
FOR THE YEARS ENDED AUGUST 31,				
2002 - Class A Shares	7.07	(0.04)	(2.04)	(2.08)
2002 - Class B Shares	7.01	(0.08)	(2.03)	(2.11)
2002 - Class C Shares	7.02	(0.08)	(2.03)	(2.11)
2002 - Institutional Shares	7.11	(0.01)	(2.07)	(2.08)
2002 - Service Shares	7.07	(0.04)	(2.05)	(2.09)
2001 - Class A Shares	10.77	(0.06)	(3.64)	(3.70)
2001 - Class B Shares	10.76	(0.13)	(3.62)	(3.75)
2001 - Class C Shares	10.77	(0.13)	(3.62)	(3.75)
2001 - Institutional Shares	10.78	(0.03)	(3.64)	(3.67)
2001 - Service Shares	10.78	(0.08)	(3.63)	(3.71)
FOR THE PERIOD ENDED AUGUST 31,				
2000 - Class A Shares (commenced June 19, 2000)	10.00	(0.02)	0.79	0.77
2000 - Class B Shares (commenced June 19, 2000)	10.00	(0.04)	0.80	0.76
2000 - Class C Shares (commenced June 19, 2000)	10.00	(0.04)	0.81	0.77
2000 - Institutional Shares (commenced June 19, 2000)	10.00	(0.01)	0.79	0.78
2000 - Service Shares (commenced June 19, 2000)	10.00	(0.02)	0.80	0.78

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Less than $.005 per share.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment loss to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment loss to average net assets	
$ 4.69	(6.01)%	$ 98,383	1.54%[b]	(0.43)%[b]	1.58%[b]	(0.47)%[b]	99%
4.60	(6.12)	123,877	2.29[b]	(1.17)[b]	2.33[b]	(1.21)[b]	99
4.60	(6.31)	58,025	2.29[b]	(1.18)[b]	2.33[b]	(1.22)[b]	99
4.74	(5.77)	3,240	1.14[b]	(0.02)[b]	1.18[b]	(0.06)[b]	99
4.68	(6.02)	10	1.64[b]	(0.49)[b]	1.68[b]	(0.53)[b]	99
4.99	(29.42)	129,737	1.51	(0.57)	1.54	(0.60)	107
4.90	(30.10)	153,395	2.26	(1.32)	2.29	(1.35)	107
4.91	(30.06)	78,434	2.26	(1.32)	2.29	(1.35)	107
5.03	(29.25)	5,220	1.11	(0.18)	1.14	(0.21)	107
4.98	(29.56)	11	1.61	(0.66)	1.64	(0.69)	107
7.07	(34.35)	304,677	1.50	(0.73)	1.53	(0.76)	171
7.01	(34.85)	303,539	2.25	(1.48)	2.28	(1.51)	171
7.02	(34.82)	169,576	2.25	(1.48)	2.28	(1.51)	171
7.11	(34.04)	17,077	1.10	(0.32)	1.13	(0.35)	171
7.07	(34.35)	13	1.60	(0.91)	1.63	(0.94)	171
10.77	7.70	217,861	1.50[b]	(1.04)[b]	2.05[b]	(1.59)[b]	5
10.76	7.60	201,437	2.25[b]	(1.79)[b]	2.80[b]	(2.34)[b]	5
10.77	7.70	96,393	2.25[b]	(1.78)[b]	2.80[b]	(2.33)[b]	5
10.78	7.80	12,677	1.10[b]	(0.50)[b]	1.65[b]	(1.05)[b]	5
10.78	7.70	12	1.60[b]	(1.13)[b]	2.15[b]	(1.68)[b]	5

Voting Results of Special Meeting of Shareholders (Unaudited)

A Special Meeting of Shareholders of the Goldman Sachs Trust (the ''Trust'') was held on December 16, 2002 (the ''Meeting'') for the purpose of electing nine trustees of the Trust.

At the Meeting, Ashok N. Bakhru, Gary D. Black, Patrick T. Harker, James A. McNamara, Mary Patterson McPherson, Alan A. Shuch, Wilma J. Smelcer, Richard P. Strubel and Kaysie P. Uniacke were elected to the Trust's Board of Trustees. In electing trustees, the Trust's shareholders voted as follows:

Trustee	For	Against	Abstain	Broker Non-Votes
Ashok N. Bakhru	38,115,103,054	0	78,161,501	0
Gary D. Black	38,118,912,965	0	74,351,590	0
Patrick T. Harker	38,118,709,249	0	74,555,307	0
James A. McNamara	38,118,863,514	0	74,401,042	0
Mary Patterson McPherson	38,117,855,582	0	75,408,974	0
Alan A. Shuch	38,117,329,648	0	75,934,908	0
Wilma J. Smelcer	38,117,103,238	0	76,161,317	0
Richard P. Strubel	38,116,893,596	0	76,370,960	0
Kaysie P. Uniacke	38,116,693,245	0	76,571,311	0

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P.** and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $329.6 billion in assets under management as of December 31, 2002 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE℠ International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund†
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund
- CORE℠ Tax-Managed Equity Fund

Specialty Funds
- Internet Tollkeeper Fund℠
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- High Yield Municipal Fund
- Global Income Fund
- High Yield Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund*
- Enhanced Income Fund

Money Market Funds[1]

---

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and CORE℠ are service marks of Goldman, Sachs & Co.

* *Effective July 1, 2002 the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.*

† *The Goldman Sachs Concentrated Growth Fund was launched on September 3, 2002.*

GOLDMAN SACHS ASSET MANAGEMENT, L.P. 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

Visit our internet address: www.gs.com/funds

The reports concerning the Funds included in this shareholder report contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

The Fund may participate in the Initial Public Offering (IPO) market, and a portion of the Fund's returns consequently may be attributable to its investment in IPOs, which may have a magnified impact due to the Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Fund's investment in IPOs on its total returns may not be as significant.

Goldman, Sachs & Co. is the distributor of the Fund.

Goldman Sachs Research Select Fund[SM] is a service mark of Goldman, Sachs & Co.

 Date of first use: April 29, 2003 / 03-529 RESSAR / 42.7K / 04-03

ITEM 2.   CODE OF ETHICS.

Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8.   [RESERVED]

ITEM 9.   CONTROLS AND PROCEDURES.

(a)   Not applicable to semi-annual reports for the period ended February 28, 2003.

(b)   In the last 90 days, there have been no significant changes in the Registrant's internal controls or in other factors that could significantly affect these controls.

ITEM 10.   EXHIBITS.

(a)   Not applicable to semi-annual reports for the period ended February 28, 2003.

(b)   Attached hereto.

Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
President/Principal Executive Officer of
Goldman Sachs Trust

Date: May 2, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
President/Principal Executive Officer of
Goldman Sachs Trust

Date: May 2, 2003

By: /s/ John M. Perlowski
_____

John M. Perlowski
Treasurer/Principal Financial Officer of
Goldman Sachs Trust

Date: May 2, 2003